Commission File Number: 001-38267

CUSIP Number: 762544104

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: March 31, 2024

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I-REGISTRANT INFORMATION

Ribbon Communications Inc.

Full Name of Registrant

Former Name if Applicable

6500 Chase Oaks Boulevard, Suite 100

Address of Principal Executive Office (Street and number)

Plano, Texas 75023

City, State and Zip Code

PART II-RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, FORM N-CEN or Form N- CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As of March 31, 2024, Ribbon Communications Inc. (the “Company”) was in compliance with all covenants under its Senior Secured Credit Facilities Credit Agreement, as amended (the “2020 Credit Facility”), which the Company entered into on March 3, 2020. The Company is presently engaged in discussions with certain lenders regarding the entry into a new credit agreement to, among other things, extend certain credit facilities to the Company and pay in full all obligations under the 2020 Credit Facility (the “2024 Credit Agreement”) and redeem the Company’s Series A preferred stock in full. The 2024 Credit Agreement, if completed, together with a repayment of the debt outstanding under the 2020 Credit Facility and the redemption of the Series A preferred stock, is expected to provide the Company with additional financial flexibility for 2024 and beyond as the Company continues to look to profitably grow. The process of consummating the 2024 Credit Agreement is expected to materially impact the Company’s disclosures in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2024 (the “Form 10-Q”). Therefore, the Company will be unable to file the Form 10-Q in a timely manner without unreasonable effort and expense, however the Company does anticipate filing the Form 10-Q within the time period proscribed in Rule 12b-25 promulgated under the Securities Exchange Act of 1934, as amended.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

	Patrick W. Macken	(978)	614-8170
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On April 24, 2024, the Company furnished a Current Report on Form 8-K with the Securities and Exchange Commission that included a press release including unaudited financial statements for the Company’s first quarter ended March 31, 2024. The press release reported revenue of $179.7 million for the first quarter of 2024, compared to $186.2 million for the first quarter of 2023. The press release also reported loss from operations of $13.5 million for the first quarter of 2024, compared to a loss from operations of $35.2 million for the first quarter of 2023, and a net loss of $30.4 million the first quarter of 2024, compared to a net loss of $38.3 million for the first quarter of 2023. The Company does not expect any material changes to the financial results reported in the press release.

Cautionary Note Regarding Forward-Looking Statements

This Notification of Late Filing on Form 12b-25 contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Words such as “expect,” “will,” “anticipates,” “estimates” and variations of such words and similar future or conditional expressions are intended to identify forward-looking statements. These forward-looking statements include, but are not limited to, statements related to our expectations regarding our financial results and results of operations for the quarter ended March 31, 2024, and our beliefs and expectations regarding the 2024 Credit Agreement, the timing of the completion of the 2024 Credit Agreement and the timing of filing of the Form 10-Q, all of which reflect the Company’s expectations based upon currently available information and data. Because such statements are based on the Company’s current expectations and are not statements of fact, actual results may differ materially from those projected or estimated and you are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company's control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. The Company disclaims and does not undertake any obligation to update or revise any forward-looking statement in this report, except as required by applicable law or regulation.

Ribbon Communications Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 13, 2024	By:	/s/ Patrick W. Macken
Patrick W. Macken
Executive Vice President, Chief Legal Officer and Secretary